UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

ALCAN INC.
(Name of Subject Company)

ALCAN INC.
(Name of Person(s) Filing Statement)

Common Shares
Common Share Purchase Rights
(Title of Class of Securities)

013716105
(CUSIP Number of Class of Securities)

Roy Millington, Corporate Secretary
Alcan Inc.
1188 Sherbrooke Street West
Montreal, Quebec, Canada H3A 3G2
514-848-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Scott D. Miller George J. Sampas Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004	Norman M. Steinberg Andrew Bleau Ogilvy Renault LLP 1981 McGill College Avenue Montreal QC, Canada H3A 3C1

Ö	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

The following material was issued by Alcan Inc. on July 19, 2007.

Exhibit	Description

1.	Letter to Employees of the Bauxite and Alumina Group Issued on July 19, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 19, 2007	/s/ Roy Millington
Roy Millington Corporate Secretary